UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 000-38511

SOHU.COM LIMITED

(Exact name of registrant as specified in its charter)

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

+86-10-6272-6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  ☐ No  ☒

On April 14, 2020, the registrant announced that its indirect wholly-owned subsidiary Changyou Merger Co. Limited (“Changyou Merger Co.”) and Changyou.com Limited (“Changyou”) entered into a definitive Plan of Merger (the “Plan of Merger”), which was filed with the Registrar of Companies of the Cayman Islands on that date, pursuant to which Changyou Merger Co. will merge with and into Changyou, Changyou will be the surviving company in the merger, and Changyou will become a privately-held, direct and indirect wholly-owned subsidiary of the registrant. Copies of the press release issued by the registrant regarding the foregoing and of the Plan of Merger are submitted herewith as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

Safe Harbor Statement

This report on Form 6-K includes statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this report are based upon information available to the registrant as of the date of this report, which may change, and the registrant undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Exhibits.

99.1	Press Release issued by the registrant on April 14, 2020.

99.2	Plan of Merger, dated April 14, 2020, by and between Changyou Merger Co. Limited and Changyou.com Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Sohu.com Limited

By:	/s/ Joanna Lv

Name:	Joanna Lv
Title:	Chief Financial Officer

Date: April 14, 2020